April 16, 2018

BY EDGAR

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:                 GrafTech International Ltd.
Registration Statement Filed on Form S-1
 File No. 333-223791

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 4, 2018 and the date hereof, the number of Preliminary Prospectuses dated April 4, 2018 which were furnished to 10 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 1,000.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Eastern time, on April 18, 2018 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC
CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

/s/ Jin Izawa
Name: Jin Izawa
Title: Vice President

[Signature Page to Underwriters’ Acceleration Request]

CREDIT SUISSE SECURITIES (USA) LLC

/s/ Santiago Gilfond
Name: Santiago Gilfond
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]